Direct Number: (212) 326-3430

bdolgonos@JonesDay.com

December 3, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Empeiria Acquisition Corp.
Amendment No. 4 to Schedule TO-I Filed November 21, 2012
Amendment No. 5 to Schedule TO-I Filed November 27, 2012
Amendment No. 6 to Schedule TO-I Filed November 30, 2012
File No. 005-86306

Ladies and Gentlemen:

Empeiria Acquisition Corp. (the “Company” or “EAC”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 7”) to its Schedule TO (File No. 005-86306), an amended and restated Offer to Purchase, dated December 3, 2012 (as so amended, the “Offer to Purchase”), and related tender offer documents. On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission contained in its letter dated November 30, 2012. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Capitalized terms that are not defined herein have the meanings assigned to them in the Offer to Purchase. Except as otherwise provided, page references included in the body of the Company’s responses are to the Offer to Purchase.

Amendment No. 4 to Schedule TO-I Filed November 21, 2012

Offer to Purchase

Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDE, page 130

United States Securities and Exchange Commission

December 3, 2012

1.	We note your newly added disclosure on page 130 concerning the increased use of horizontal drilling and hydraulic fracturing by IDE’s customers. Please explain to us what consideration you have given to providing disclosure concerning regulatory risk for IDE’s customers relating to hydraulic fracturing.

Response: The Company has supplemented the disclosure on page 25 to provide disclosure concerning regulatory risk for IDE’s customers relating to hydraulic fracturing.

Amendment No. 6 to Schedule TO-I Filed November 30, 2012

Offer to Purchase

General

2.	We note your response to prior comment 25. Disclosure throughout the Third Amended and Restated Offer to Purchase for Cash filed as Exhibit (a)(1)(W) to the Schedule TO filed on November 30, 2012 discloses that “[t]he Financing Condition in [the] Offer to Purchase requires additional financing to be obtained if more than 3,809,000 Common Shares are tendered. [EAC has] received financing commitments for a $20.0 million senior secured second-lien credit facility and a $2.5 million non-convertible preferred equity investment.” Please advise whether this disclosure is intended to indicate that the Financing Condition is satisfied. If so, revise to clarify such disclosure and delete the Financing Condition as it is no longer necessary. We remind you that if EAC does not consider the financing commitments to have satisfied the Financing Condition and EAC does not expect to obtain the proceeds from the New Financing or does not waive such condition within the requisite time period so that at least five business days remain in the Offer following the dissemination of such change, EAC must extend the Offer so that at least five business days remain in the offer from the date that disclosure of the Financing Condition’s satisfaction or waiver is first published, sent or given to security holders.

Response: The Company has revised the disclosure to clarify that the Financing Condition has been satisfied, and has deleted the Financing Condition from the tender offer documents as it is no longer necessary. Based on the tender offer’s expiration at 12:00 Noon, New York City time, on December 13, 2012, at least five business days remain between the date of the removal of the Financing Condtion from Amendment No. 7 and the expiration of the Offer.

United States Securities and Exchange Commission

December 3, 2012

3.	We note your disclosure concerning the commitment letter relating to the issuance of the Preferred Shares to Messrs. Menkes, Dion and Mills. Please provide us your analysis as to how Regulation M applies to this distribution of Preferred Shares. If the Preferred Shares are not convertible into common stock, please clarify that in your filing.

Response: The Company advises the Staff that the Preferred Shares to be issued to Messrs. Menkes, Dion and Mills are not convertible into Common Shares and the disclosure in the introductory pages and on pages 3, 8, 41, 59 and 82 indicates that the preferred equity is non-convertible. The Company has also revised the disclosure on page 84 to clarify that the Preferred Shares are not convertible into Common Shares.

Under Regulation M, an issuer and its affiliates may not “bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” Rule 100 of Regulation M defines a covered security as “any security that is the subject of a distribution, or any reference security” and defines a reference security as “a security into which a security that is the subject of a distribution (“subject security”) may be converted, exchanged or exercised, or which, under the terms of the subject security, may in whole or in significant part determine the value of the subject security.”

As the Common Shares may not be converted, exchanged or exercised into Preferred Shares, and vice versa, and the value of the Common Shares is not determined based on the value of the Preferred Shares, and vice versa, the Common Shares are not reference securities with respect to the Preferred Shares. Consequently, the Company believes its commitment to issue Preferred Shares to Messrs. Menkes, Dion and Mills is in compliance with Regulation M.

4.	We note your disclosure concerning the commitment letter relating to the Facility, pursuant to which the Lenders will provide financing to the Borrowers. We note that your disclosure includes the statement on page 83 that “[i]n consideration of the Lenders issuing the Facility, the Lenders will receive detachable and freely transferable warrants or other securities, which provide an equivalent equity value in EAC to acquire 2.00% of the fully diluted Common Shares of EAC at closing ….” Please provide us your analysis as to how Regulation M applies to this distribution of equity securities. Also, provide us your analysis as to what exemption from registration under the Securities Act of 1933 is available to EAC for the issuance of these equity securities.

Response: The Company advises the Staff that it does not characterize the issuance of warrants to the Lenders by EAC as a “distribution” as defined in Rule 100 of Regulation M. Rule 100 defines a distribution as “an offering of securities... that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). These two factors are discussed below.

United States Securities and Exchange Commission

December 3, 2012

Magnitude. In Release No. 33-7057 (April 19, 1994), the Division of Market Regulation identified the following factors as relevant in determining whether the “magnitude” element of that definition had been satisfied: “the number of shares to be registered for sale by the issuer, and the percentage of the outstanding shares, public float, and trading volume that those shares represent.”

On the closing date, following the acceptance of the Common Shares in the tender offer, the Lenders will be issued warrants to purchase a number of Common Shares equal to only 2.0% of the fully diluted Common Shares of EAC at closing, excluding EAC’s outstanding warrants and any Common Shares held by Empeiria Investors LLC or EAC’s directors and officers that are not released from transfer restrictions until the closing price of EAC’s Common Shares exceeds $12.00 per share. In addition, these warrants and the Common Shares underlying the warrants will not be registered when issued and, as a result, will not have any impact on EAC’s public float or trading volume.

Special Selling Efforts. Release No. 33-7057 states that “providing greater than normal sales compensation arrangements pertaining to the distribution of a security, delivering a sales document, such as a prospectus or market letters, and conducting road shows are generally indicative of ‘special selling efforts and selling methods.’”

No sales compensation will be paid to any third parties relating directly to the issuance of the warrants. EAC did not make any presentations to the Lenders in connection with the issuance of the warrants. No prospectus or other selling efforts were made to market the warrants. Instead, the Lenders demanded these warrants in connection with their commitment to provide financing for EAC. In addition, Tudor, Pickering Holt & Co. Advisors, LLC, EAC’s financial advisor, is entitled to receive a fee equal to 2.0% of the gross cash proceeds from the debt financing provided by the Lenders, which EAC considers normal compensation for such a financing. However Tudor, Pickering will not be paid any compensation for the issuance of the warrants. Based on the foregoing, the Company believes there were no “special selling efforts” or “selling methods” in connection with the issuance of the warrants to the Lenders.

The Company advises the Staff that the warrants to be issued to the Lenders will be issued in reliance on the exemption from registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Section 4(a)(2) provides that the provisions of Section 5 do not apply to “transactions not involving any public offering.” The Supreme Court has provided a two-part test to determine when the Section 4(a)(2) exemption is applicable: (i) whether any offeree needs the protection of the Securities Act and (ii) whether each offeree had access to the kind of information that would be provided in a registration statement. See Securities and Exchange Commission v. Ralston Purina Co., 346 U.S. 119 (1953). The following factors have been applied by the Commission and courts to determined whether the Ralston test is satisfied:

•	the number of offerees and their relationship to each other and the issuer;

United States Securities and Exchange Commission

December 3, 2012

•	the number of securities offered and the size of the offering;

•	the manner of the offering;

•	the sophistication and experience of the offerees;

•	the nature and kind of information provided to offerees or to which offerees have ready access; and

•	the actions taken by the issuer to prevent the resale of securities.

In the context of the issuance of warrants to the Lenders, these factors may be analyzed as follows:

Number of Offerees and their Relationship to Each Other and the Issuer. On the closing date, following the acceptance of the Common Shares in the tender offer, warrants will be issued to Elm Park Credit Opportunities Fund, L.P., a Delaware limited partnership, and Elm Park Credit Opportunities Fund (Canada), L.P., an Ontario limited partnership (collectively, the “Lenders”). The Lenders are both affiliated entities of Elm Park Capital Management, an investment firm, have experience operating in the industry, and have been provided an opportunity to conduct due diligence on the Company and the transaction. The relationship of the Lenders with one another and with the company in which they will receive warrants establish “the requisite association with and knowledge of the issuer which make the Section 4[(a)](2) exemption available.” See SEC Release No. 33-4552.

Number of Securities Offered and the Size of the Offering. As stated above, the issuance of warrants is limited to the Lenders. Consequently, the number of securities and size of the offering are narrowly tailored to provide the necessary incentive for the Lenders to participate in the Facility.

Manner of the Offering. The Company did not use general advertising or general solicitation in connection with the issuance of warrants. As noted, the Lenders requested the issuance of warrants from the Company as a condition to the financing commitment.

Sophistication and Experience of the Offerees. The Lenders, as stated above, are affiliated entities of Elm Park Capital Management, an investment firm focused on investing in middle-market loans and opportunistic secondary market purchases of private credit assets. The Lenders therefore have the sophistication and experience to evaluate the risks associated with the warrants.

Nature and Kind of Information Provided to Offerees or to Which Offerees Have Ready Access. The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and in accordance with Section 9.2 of its Second Amended and Restated Certificate of Incorporation, the Company prepared tender offer documents to be filed with the SEC that contain substantially the same information about EAC and its initial business transaction as is required under Regulation 14A of the Exchange Act. In the event the Company

United States Securities and Exchange Commission

December 3, 2012

had a stockholder vote on the Merger, it would have been required to file a Proxy Statement/ Registration Statement on Form S-4. As a result, the Company has included substantially the same information in the Offer to Purchase as would have been required by Form S-4. The Lenders had access to the Company’s public filings, the tender offer documents, the Company’s Registration Statement on Form S-1 for its initial public offering and the Company’s periodic reports during the negotiation process.

Actions Taken by the Issuer to Prevent the Resale of Securities. The warrants will not be immediately registered under the Securities Act and may not be sold or otherwise disposed of unless a registration statement is in effect or an exemption from registration is otherwise available.

In summary, the issuance of warrants involved a limited number of financially sophisticated participants, each of whom was given access to information relevant to its investment, including substantially the same information as would have been required by Form S-4, and was offered securities in a manner not involving any general advertising or solicitation. Based on the Ralston test and the factors applied by the Commission and courts to determine whether the Ralston test is satisfied, the Company respectfully submits that warrants will be exempt from registration under Section 4(a)(2).

Summary Term Sheet and Questions and Answers, page 1

What interests, including interests that are different from those of other EAC security holders…, page 12

5.	We note your response to comments 5 and 17 from our letter dated November 15, 2012. Please reconcile the numbers found in the first bullet point of this Q&A with the 2,120,948 shares discussed on page 60. In addition, in the first bullet point of this Q&A, please disclose the value of the common shares using a recent trading price.

Response: The Company has supplemented the disclosure pages 12 and 60 to clarify that, in addition to the 2,120,948 Common Shares held by the Company’s Sponsor and its officers and directors, the Sponsor also owns 390,000 units. The Company has also supplemented the disclosure on pages 12 and 61 to provide the aggregate market value of the Common Shares, units and warrants using a recent trading price when the ownership of each security is discussed.

United States Securities and Exchange Commission

December 3, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDE, page 132

Results of Operations, page 132

6.	We note your disclosure that the majority of your business is conducted through two operating segments: (1) Electrical Products and Services and (2) Drilling Products and Services. Refer to Item 303(a) of Regulation S-K and include a discussion of results of operations by reportable segment.

Response: The Company has supplemented the disclosure on pages 136 and 137 in Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDE to provide additional disclosure about the results of operations of its electrical products and services and drilling products and services.

Cost of Sales, page 133

7.	We note your disclosure that you had contracts to build rigs prior to obtaining a scaled manufacturing labor force and management team. Accordingly, your margins have varied widely. As such, tell us how you were able to make reasonably dependable estimates of the extent of progress toward completion, contract revenues and contract costs. Refer to ASC 605-35-25-56.

Response: The Company supplementally advises the Staff that IDE is able to make reasonably dependable estimates of the extent of progress toward completion, contract revenues and contract costs. The guidance in ASC 605-35-25-57 states that the percentage-of-completion method is considered preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which three stated conditions exist:

1.	Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

2.	The buyer can be expected to satisfy all obligations under the contract.

3.	The contractor can be expected to perform all contractual obligations.

With regards to the ability to make reasonably dependable estimates, IDE has historically applied the percentage-of-completion method of accounting with contracts that meet the above criteria. As such, IDE has contract recordkeeping processes, estimating experience and regular evaluation processes that have been previously developed and have been reasonably dependable throughout its operating history. The nature of IDE’s relatively straight forward costs, which are primarily direct materials and direct labor, have also contributed to the ability to make reasonably dependable estimates once the production process commences.

United States Securities and Exchange Commission

December 3, 2012

In mid-2011, IDE had not yet scaled its manufacturing labor force and management team to efficiently complete a large influx of complete rig packages, however, these orders did not impact management’s historical ability to make reasonably dependable estimates. Management determined that it was best to accept this large influx of orders even though the margins were estimated to be low on the initial complete rig packages until they improved the design and manufacturing processes for complete rig packages. The lower margins generated on the initial orders was strictly the result of manufacturing inefficiencies and not on IDE’s abilities to make reasonable dependable estimates.

While management has continued to make improvements with regards to IDE’s complete rig package design and manufacturing processes, such as scaling our labor force and deepening IDE’s management team in response to increased operations, these changes have not impacted its historical ability to make reasonably dependable estimates with regards to the application of the percent-of-completion method.

* * * * * * *

United States Securities and Exchange Commission

December 3, 2012

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 212.326.3430. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

Boris Dolgonos

cc:	Alan B. Menkes, Chief Executive Officer Joseph Fong, Chief Financial Officer